REQUEST TO WITHDRAW FORM S-3

(FILE NO. 333-226228)

Sharing Economy International Inc.
No. 9 Yanyu Middle Road

Qianzhou Village, Huishan District, Wuxi City

Jiangsu Province, People’s Republic of China

April 26, 2019

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request to Withdraw Form S-3 (File No. 333-226228)

Ladies and Gentlemen:

Sharing Economy International Inc. (the “Registrant”) hereby submits its request to withdraw its S-3 (File No. 333-226228), (the “Form S-3”). The Form S-3 was originally filed with the Commission on July 18, 2018.

The Registrant is requesting such withdrawal because it is not currently Form S-3 eligible. The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Form S-3 or the prospectus contained therein. Furthermore, there was no circulation of the preliminary prospectuses in connection with the proposed transaction and the Form S-3 was not declared effective by the Commission. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Form S-3 will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) of Regulation C, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

SHARING ECONOMY INTERNATIONAL INC.

By:	/s/ Jianhua Wu

Jianhua Wu

Chief Executive Officer